Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

06014861

29th June 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Dw 7/5

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	16:00 29-Jun-06
Number	4092F

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Standard Life Investments on behalf of Standard Life Group

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial and non-beneficial interest of shareholder named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
Vidacos Nominees 34,877,657 shares.

5) Number of shares/amount of stock acquired:
N/A

6) Percentage of issued class:
N/A

7) Number of shares/amount of stock disposed:
732,203

8) Percentage of issued class:
0.249%

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
29/6/06

11) Date company informed:
Faxed letter dated 29/6/06

12) Total holding following this notification:
34,877,657 shares

13) Total percentage holding of issued class following this notification:
11.887%

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr P.A. Boulton 01753 837308

16) Name and signature of authorised company official responsible for making this notification:
Mr P.A. Boulton

17) Date of notification:
29th June 2006

END

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RECEIVED

2006 JUL -5 P 2:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

28th June 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	15:29 28-Jun-06
Number	3225F

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Lazard Asset Management LLC Group

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Non-Beneficial interest.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
Lazard Asset Management LLC 2,360,142 shares; Lazard Asset Management Limited 6,494,443 shares; Lazard Asset Management (Deutschland) GmbH 1,488,321 shares.

5) Number of shares/amount of stock acquired:
Not known

6) Percentage of issued class:
Not known

7) Number of shares/amount of stock disposed:
N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
27/6/06

12) Total holding following this notification:
10,342,906 shares

13) Total percentage holding of issued class following this notification:
3.526%

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr P.A. Boulton, 01753 837308

16) Name and signature of authorised company official responsible for making this notification:
Mr P.A. Boulton

17) Date of notification:
28th June 2006

END

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Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Trading Update
Released	07:00 28-Jun-06
Number	2600F

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:2600F
Morgan Crucible Co PLC
28 June 2006

28th June 2006

The Morgan Crucible Company plc ("Morgan"), the specialist materials company, is issuing this trading update ahead of its half year results to be announced on 3rd August 2006.

Trading Highlights

- The transformation of Morgan has continued in the first half of 2006 with operating profit before restructuring costs at the half year anticipated to be somewhat ahead of expectations
- The first six months of 2006 like-for-like sales growth from continuing businesses is forecast to be c. 7% on a constant currency basis, and higher than this based on actual exchange rates, with the Technical Ceramics business experiencing particularly strong top-line growth
- Group operating profit margins have continued to show strong improvement and are expected to be approaching 10.5% for the half year
- The balance sheet remains robust and the Group pension deficit has been substantially reduced following a £40m top-up injection into the UK schemes in March
- Morgan's financial strength is being used to finance profitable growth with five small bolt-on acquisitions or JVs made in the first half of 2006
- Mark Robertshaw will take over as Chief Executive from 4 August and the Board is also pleased to announce that Kevin Dangerfield, currently Group Financial Controller, will become CFO on the same date.

Commenting on the results, Chief Executive, Warren Knowlton said:

"We have delivered on the promises that I made just over three years ago: to deliver double digit margins, to simplify the Morgan group, and to ensure that Morgan is in a strong financial position from which to grow. Our forthcoming results will reflect that Morgan has successfully been transformed from the company it was when I took over in early 2003 and is now very well placed to pursue its new goal of targeting mid-teen operating profit margins."

Enquiries:

The Morgan Crucible Company plc 01753 837000
Warren Knowlton - Chief Executive Officer

Mark Robertshaw - Chief Financial Officer

Finsbury 020 7251 3801
Rupert Younger
Robin Walker

Divisional Trading Comment

Carbon

The Carbon division has performed well in the first half of the year compared to the equivalent period in 2005 with progress in both top line growth and increased operating margins. Performance has been robust across almost all regions and markets. The Americas remain strong and there have been encouraging signs of improvement in some European markets. The Asian business, particularly in China, has benefited from our ongoing investment and taken advantage of strong demand in the region to deliver good growth. Sales in the traditional brush, seals and bearings markets are up on last year and the order books look solid. Sales in the armour market are increasing and more capacity is being installed to take advantage of the opportunities in both North America and Europe. The profits of the division are further benefiting from the various restructuring plans that have been implemented in recent years, leading to the closure of a number of sites, overhead reduction and an increasing presence in low cost manufacturing locations.

Technical Ceramics

Building on the results of 2005, the Technical Ceramics division has started 2006 with a strong trading performance. The division has continued to focus on niche new business opportunities within its selected markets, and this continues to drive above-GDP sales growth. Operating margins showed a healthy increase as costs were controlled whilst the top line was grown. New product introductions have helped to offset the effect of raw materials and energy cost increases and have more than replaced declining or commoditised products at the end of their life. US markets remain strong overall with supplies to the telecoms market continuing the improvement we saw at the end of last year. We are also seeing good levels of demand for our products from the Aerospace market. Overall our markets in Europe were stable to positive. In Asia demand from local customers and the transfer of mature products from Western sites is leading to the full utilisation of expanded facilities.

Thermal Ceramics

The Thermal Ceramics division has experienced strong sales growth in many of its markets in the first half of 2006, with the order backlog increasing over the period. Sales performance in the Asia, Latin and North American markets has offset disappointing demand in Europe. However, the expectation is that Europe will improve through the remainder of the year, as export orders for aluminium and petrochemical markets come through.

Input costs, in particular energy and transport, have risen dramatically over the last year. To counter this, we have introduced further cost reduction programmes and price increases were implemented in January 2006 which will be followed by further rises in July 2006.

The bolt-on acquisition of Vesuvius was successfully completed in April with integration proceeding according to plan. In addition three new joint ventures have been signed of which two are in China and one in Russia. This will enable Thermal to increase its manufacturing presence close to the customer in high

growth markets. Following the Vesuvius acquisition we have commenced additional restructuring within the division to streamline our infrastructure and ensure that our main European and American facilities become the lowest cost producers in their respective markets.

The overall cost reduction programme to counter higher input costs and fully leverage the Vesuvius acquisition has resulted in further restructuring costs of c. £8 million for an expected annualised benefit of £8 million.

Crucibles

Overall trading conditions improved for the Crucibles division in the first half of the year, with all regions exhibiting some gains over the previous period. Demand in the Americas was particularly strong, with escalating fuel and energy prices stimulating further interest in energy efficient metal melting systems. Consolidation of our Indian operations was achieved by the purchase of the remaining equity owned by our joint venture partner and by the subsequent acquisition of the Diamond Crucible Company in Gujarat. These investments now leave us well placed to exploit continuing growth in the Indian market and to provide additional manufacturing capacity to service a wider export base. Elsewhere in Asia, additional sales and marketing resources were deployed in anticipation of further market growth in the region.

Financial Position

The balance sheet of Morgan has been transformed over the past twelve months with net debt being eliminated. The deficit in our UK pension schemes has been substantially reduced by a £40 million cash injection in March and by changes to employee benefits where we agreed a move from a final salary to a career average scheme in the UK. The resulting balance sheet strength is being put to good use as we actively pursue bolt-on acquisitions as well as making further organic investment in growing our core businesses. In total we have made five bolt-on acquisitions or JVs so far this year focused on the Insulating Ceramics division. Following the Vesuvius transaction, we have commenced additional restructuring within the Thermal Ceramics business. As a Group we are expecting to charge c. £20 million of restructuring costs to the income statement in 2006 which includes the extra Thermal spend of c. £8 million.

In summary, strong progress continues to be shown in the Group's performance. In early 2004 we set ourselves a goal of hitting double digit operating profit margins on a run-rate basis by the end of 2006 and have hit these targets well ahead of schedule.

We look forward to further progress in the second half of the year.

END

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